GARY B. WOLFF, P.C.
COUNSELOR AT LAW	488 Madison Avenue Suite 1100 New York, New York 10022
Tel: (212) 644-6446 Fax: (212) 644-6498 Email: wolffpc@verizon.net

May 23, 2008

Via Federal Express

Barbara C. Jacobs

Assistant Director

Division of Corporate Finance

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:

HPC POS System, Corp.

Registration Statement S-1/A3

File No.: 333-149188

Dear Ms. Jacobs:

Enclosed is Amendment Three to the above Registration Statement.  The changes are either made in response to staff comments on the Second Amendment of the Registration Statement or represent an updating of material previously filed to reflect any developments in HPC POS System, Corp.’s business.  The paragraph numbers below correspond to the numbered comments in your May 16, 2008 letter of comment.

Financial Statements

1.

We have amended the Registration Statement to include necessary updated financial statements as per Rule 8-08 of Regulation S-X.

If you have any questions please do not hesitate to call my office.

Very truly yours,

/s/ Gary B. Wolff

Gary B. Wolff

enclosure